MAIL STOP 0511
March 10, 2005

Steven R. Berrard
Chief Executive Officer
Services Acquisition Corp. International
401 East Olas Boulevard, Ste 1140
Fort Lauderdale, FL 33301

Re:	Services Acquisition Corp. International
Registration Statement on Form S-1
File No. 333-122812
      Filed February 14, 2005

Dear Mr. Berrard,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

2. On the prospectus cover page, and elsewhere in the prospectus, you
make reference to the listing of the company`s securities on the
OTC
Bulletin Board.   Please revise the disclosure to clarify that
there
are no assurances that such securities will be listed for trading on the OTC Bulletin Board. We note in particular your disclosure in the risk factor on page 13 that your securities "will be traded in the over-the-counter market."

Prospectus Summary, page 1

3. Here and in the business section, please revise to explain how success is predicated on "forging a valued bond for which switching cost may be high or alternatives of lower value."

4. We note your statement here and in the business section that you will seek businesses that are not subject to "technological obsolescence" or "margin pressures." Please revise to define the term "margin pressures" and clarify if the statement implies that you will not consider technology based businesses.

5. We note your statement here and throughout the prospectus that you will not proceed with a business combination if shareholders "owning
20% or more of the shares sold in this offering vote against the business combination and exercise their conversion rights." Please revise to clarify that this is a two step process (first, they would have to vote against the combination, and second, they have to exercise their conversion rights) and that voting against the combination alone will not result in a pro rata distribution of the trust fund.

Risk factors, page 6

6. Please revise your first paragraph to indicate that you discuss all material risks in this section.

7. In the last sentence of the first risk factor, please delete the statement in parentheses regarding interest income from the proceeds of your offering, as any interest income would be classified as non-operating income rather than revenue.

8. The subheading to the first risk factor on page 8 appears broad and generic. The success of any business is dependent upon the efforts of its key personnel. Please revise the subheading to indicate a risk specific to your company. For instance, you could revise to subheading to address the risk that current officers and directors may resign upon consummation of a business combination, providing you with only a limited ability to evaluate the management of the target business.

9. We note the subheading of the first risk factor on page 14 states that you "may be deemed" to have no independent directors. In the narrative you state that none of your directors "will be deemed" independent. Please revise to reconcile the subheading with the narrative.

Use of Proceeds, page 15

10. We note your statement on page 15 that "[a]ny amounts not paid as consideration to the sellers of the target business may be used to finance operations of the target business or to effect other acquisitions." Please reconcile the noted statement with the disclosure in the MD&A section that states "[t]o the extent that our capital stock is used in whole or in part as consideration to effect a business combination, the proceeds held in the trust fund as well as any other net proceeds not expended will be used to finance the operations of the target business." It would appear that to the extent that the company uses stock/cash or a combination of the two, any net proceeds would be used to finance the operations of the target business. Please revise the registration statement accordingly.

11. Please ensure amounts detailed in your narrative discussion
(e.g.
excess working capital, approximately $377,070, if over-allotment option is exercised in full) are consistent with the information provided in your use of proceeds table on page 15 ($437,070).

12. On page 16, we note that existing stockholders will be reimbursed
"for any out-of-pocket expenses incurred by them in connection" with the search for a target business. To the extent that such costs exceed the available proceeds not deposited in the trust, please revise to discuss how you will satisfy any excess out-of-pocket expenses.

13. We note that you have allocated $100,000 towards due diligence of prospective target companies. Considering current management will not devote a set amount of time to your endeavors, please revise to discuss how due diligence will be performed and who will perform it.

Dilution, page 17

14. Please revise your disclosure to clarify that both the pro forma book value per share and the number of shares that would be outstanding after the offering have been adjusted for the shares which are subject to potential conversion. Consider using a tabular presentation showing the components of the denominator and numerator of the pro forma book value per share calculation.

Proposed Business, page 21

15. Please revise to define the phrases "sub-acute out-patient interventional triage," "branded consumer growth companies" and "top-line growth."

16. In connection with your discussion of "divisional spin-outs" please revise to discuss the criteria used to determine whether an operating unit has "attractive underlying economics."

17. Please revise to provide a basis for your statement that operating units of larger companies often "can be strong individual public companies or serve as a growth platform for a larger public company" or remove the statement.

18. We note the disclosure on page 23 that unaffiliated sources will inform you of potential target businesses and that such information will be either "solicited or unsolicited." Please revise to discuss how you will solicit proposals and how unsolicited parties would become aware of your search. Also, please revise to clarify if any unaffiliated parities providing proposals will receive a fee.

19. In conjunction with the preceding comments and given the vague disclosure regarding the amount of time management will devote, please revise to discuss in detail how management intends to carry out its duty of seeking a target business.

20. In the penultimate paragraph on page 25, please revise to discuss which "certain audited historical financial statements" will be provided after you have located a target business.

Competition, page 27

21. You reference the potential dilution relating to your outstanding warrants and options. In the financial statements, the warrants are disclosed but there is no disclosure regarding outstanding options. If there are any options outstanding, please revise the financial statements to include all of the disclosures required by APB 25, FAS 123 and FAS 148. If there are no options outstanding, please revise the disclosure on Page 27 accordingly.

Management, page 31

22. Please revise to discuss management`s prior and current involvement with blank check companies.

23. Please revise the Item 401 disclosure concerning Steven
Berrard
to include his involvement with Gerald Stevens, Inc. Also, please revise Exhibit 10.1, including but not limited to Exhibit A thereto, as appropriate and consistent with Section 8 of Exhibit 10.1.

24. We note that you will seek an opinion from an "independent investment banking firm" examining the fairness of any potential business combination. Please revise to clarify if the opinion will be included in your proxy solicitation and whether the independent firm will be a consenting expert.

25. Please revise to clarify if it is possible for management to receive any monetary compensation from a potential target business prior to or after the consummation of a business combination.

Underwriting, page 43

26. Please revise to provide the pricing and quantity information for this section in your next amendment.

Financial Statements

27. Please disclose in the footnotes to the financial statements the following commitments and contingencies which are disclosed in other portions of the document:

* Your commitment to pay up to a monthly maximum of $7,500 for office space and other additional services and general and administrative expenses as disclosed on page 15.
* The fee of 2.5% of the gross offering proceeds that will be payable to Broadband Capital Management LLC at the closing of your business combination as disclosed on page 23.
* The commitment by your officers and directors to purchase warrants in the public market after they become separately traded as disclosed on page 37.
* The warrant solicitation fee that may become payable to Broadband
Capital Management LLC as disclosed on page 45.
* Your commitment to sell to Broadband Capital Management LLC, the representative of the underwriters, an option to purchase up to a total of 500,000 units, as disclosed on page 45.

Part II

Exhibit

28. In paragraph 6.2 of the Underwriting agreement, we note that if a default of over 10% of the "Firm Units" occur, and neither party is able to find a suitable purchaser to cover the default amount that this agreement "may be terminated." Because the agreement "may be terminated," it appears that this is not a "firm commitment." Please advise.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact David Burton at (202) 942-1808 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Duc
Dang at (202) 824-5508.

						Sincerely,



						John Reynolds, Assistant Director
						Office of Emerging Growth Companies


Cc:  	Jeffrey P. Schultz
	Fax #  (212) 983-3115

	Steven D. Uslaner
	Fax #  (212) 490-2990

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Services Acquisition Corp. International
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